Mail Stop 4561

October 25, 2007

Mr. Roman Gregorig, Principal Financial Officer
Quadriga Superfund, L.P.
Ottway Building, P.O. Box 1479
Grand Anse, St. George's Grenada, West Indies

      Re: **Quadriga Superfund, L.P.**
             Form 10-K for the fiscal year ended December 31, 2006
             File No. 0-51634

Dear Mr. Gregorig:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Independent Auditors' Report

1. In an amended filing, please revise your audit report in accordance with Auditing Standard No. 1 of the PCAOB, *References in Audit Reports to the Standards of the Public Company Accounting Oversight Board*. Under this standard, the report should reflect that the audit was conducted under the standards of the Public Company Accounting Oversight Board (rather than the auditing standards of this body). Additionally, the report should be revised so that it no longer references generally accepted auditing standards.

Statements of Operations, pages 31 and 37

2. We note that you have recorded increases to net assets in the amounts of $426,879 and $584,801 for Series A and Series B, respectively, related to reimbursements from the general partner for excess brokerage commissions paid. As it does not appear that you meet the criteria for reporting this transaction under paragraph 7.56 of the AICPA's Audit and Accounting Guide, *Audits of Investment Companies* (the "Guide"), it seems that you would be subject to the guidance of paragraph 7.45 which would require you to present such amounts as a reduction of total expenses within the statements of operations. Please advise.

   Related Party Transactions, page 41

3. Please help us to better understand your current accounting policy with regard organizational costs and separately with regard to offering costs. Tell us if the commodity pools have incurred any organizational costs in the last three years of operations and describe the nature of such expenses, if so. In your response, please advise if Superfund Capital Management or any other affiliate pays the costs of either organizational costs or offering costs directly and then receives reimbursement from either Series A or B or otherwise describe which parties make the payments and the order in which such payments are made. Additionally, please tell us how management considered the guidance in paragraph 8.24 of the Guide in establishing its accounting policies for offering costs.

Exhibit 31.1 and 31.2

4. We note that you have made several modifications to the exact form of the required certifications including a change to the required phrase "all significant deficiencies and material weaknesses in the design…" in paragraph 5(i), a deletion of the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(iii) and a change to replace the word "registrant"

with "Fund" throughout the certification. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. Additionally, we note that the identification of the certifying individual at the beginning of the certification includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief